SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A
                                (Amendment No. 2)



                    Under the Securities Exchange Act of 1934




                          TRANSKARYOTIC THERAPIES, INC.
                                (Name of Issuer)


                      Common Stock par value $.01 per share
                         (Title of Class of Securities)


                                   893735 10 0
                                 (CUSIP Number)


                           Edward H. Stratemeier, Esq.
                                 General Counsel
                             Aventis Pharmaceuticals
                        300 Somerset Corporate Boulevard
                          Bridgewater, New Jersey 08807
                                 (908) 243-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 28, 2001
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. [ ]


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


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1)   Name of Reporting Person and its          Aventis Pharmaceuticals Inc.
     I.R.S. Identification Number                44-0565557
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2)   Check the Appropriate Box if                                   (a) [ ]
     a Member of a Group                                            (b) [X]
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3)   SEC Use Only
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4)   Source of Funds                                         Not Applicable
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5)   Check Box if Disclosure of Legal                               [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
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6)   Citizenship or Place of Organization                          Delaware
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               7)   Sole Voting Power                                     0
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                                0
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
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11)  Aggregate Amount Beneficially Owned                                  0
     by Each Reporting Person
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12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
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13)  Percent of Class Represented                              less than 5%
     by Amount in Row (11)
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14)  Type of Reporting Person                                            CO
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



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1)   Name of Reporting Person and its                HMR Pharma, Inc.
     I.R.S. Identification Number                    43-1769328
---------------------------------------------------------------------------

2)   Check the Appropriate Box if                                   (a) [ ]
     a Member of a Group                                            (b) [X]
---------------------------------------------------------------------------

3)   SEC Use Only
---------------------------------------------------------------------------

4)   Source of Funds                                         Not applicable
---------------------------------------------------------------------------

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
---------------------------------------------------------------------------

6)   Citizenship or Place of Organization                          Delaware
---------------------------------------------------------------------------

               7)   Sole Voting Power                                     0
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                                0
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
---------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned                                  0
     by Each Reporting Person
---------------------------------------------------------------------------

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
---------------------------------------------------------------------------

13)  Percent of Class Represented                              less than 5%
     by Amount in Row (11)
---------------------------------------------------------------------------

14)  Type of Reporting Person                                            CO
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


     This Schedule 13D is filed solely to amend Item 5(e), to set forth that, effective December 28, 2001, Aventis Pharmaceuticals Inc., a Delaware corporation ("API"), and, effective December 31. 2001, HMR Pharma, Inc., a Delaware corporation ("Pharma"), each ceased to be the beneficial owner of more than 5% of any class of equity securities of the Issuer.


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


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (e) Effective December 28, 2001, API and, effective December 31, 2001, Pharma, each ceased to be the beneficial owners of more than five percent of any class of equity securities of the Issuer. On December 28, 2001 Aventis Pharmaceuticals Inc. and HMR Pharma, Inc., together with other affiliated entities, began steps to effect a corporate restructuring, which resulted in, among other things, the transfer of all the Shares to an affiliated Delaware corporate entity also named Aventis Pharmaceuticals Inc., which is owned by Aventis Holdings Inc., a Delaware corporation, which is owned by Rhone-Poulenc Rorer Inc., a Pennsylvania corporation. A Schedule 13D is being filed as of even-date herewith on behalf of the corporate entities that succeeded to the ownership of the Shares.


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


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             AVENTIS PHARMACEUTICALS INC.



Date: January 7, 2002                   By:  /s/Edward H. Stratemeier
                                             Edward H. Stratemeier
                                             Vice President



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             HMR PHARMA, INC.



Date:  January 7, 2002                  By:  /s/Phillip R. Ridolphi
                                             Phillip R. Ridolphi
                                             President


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